UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Genesis Healthcare, Inc.

(formerly known as Skilled Healthcare Group, Inc.)

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

37185X 106

(CUSIP Number)

Andrea Daly, Esq.

c/o Onex Corporation

161 Bay Street

P.O. Box 700

Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex US Principals LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Real Estate Holdings III Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 37185X 106	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.), and amends and supplements the Schedule 13D previously filed by Onex Corporation and other reporting persons with the Securities and Exchange Commission (“SEC”) on September 24, 2012, as amended by Amendment Nos. 1, 2, 3 and 4 thereto filed by Onex Corporation and other reporting persons with the SEC on February 11, 2015, May 25, 2017, July 13, 2017, and July 27, 2017, respectively (collectively, the “Schedule 13D”).

This Amendment No. 5 amends the Schedule 13D, as set forth below.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Amount beneficially owned:

Onex Corporation	-0-
Onex Partners LP	-0-
Onex US Principals LP	-0-
Onex Real Estate Holdings III Inc.	-0-
Gerald W. Schwartz	-0-

Percent of class:

Onex Corporation	0.0%
Onex Partners LP	0.0%
Onex US Principals LP	0.0%
Onex Real Estate Holdings III Inc.	0.0%
Gerald W. Schwartz	0.0%

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Onex Corporation	-0-
Onex Partners LP	-0-
Onex US Principals LP	-0-
Onex Real Estate Holdings III Inc.	-0-
Gerald W. Schwartz	-0-
(ii) Shared power to vote or to direct the vote:
Onex Corporation	-0-
Onex Partners LP	-0-
Onex US Principals LP	-0-
Onex Real Estate Holdings III Inc.	-0-
Gerald W. Schwartz	-0-
(iii) Sole power to dispose or to direct the disposition of:
Onex Corporation	-0-
Onex Partners LP	-0-
Onex US Principals LP	-0-
Onex Real Estate Holdings III Inc.	-0-
Gerald W. Schwartz	-0-

(iv) Shared power to dispose or to direct the disposition of:
Onex Corporation	-0-
Onex Partners LP	-0-
Onex US Principals LP	-0-
Onex Real Estate Holdings III Inc.	-0-
Gerald W. Schwartz	-0-

Set forth below are all transactions (each of which were effected by a broker in open market transactions) of the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of the Schedule 13D, since July 27, 2017 in shares of the Issuer’s Class B Common Stock (no such transactions were effected in shares of the Issuer’s Class A Common Stock). However, each share of Class B Common Stock is automatically convertible into one share of Class A Common Stock upon transfer to a third party. Following the sales described below, each Reporting Person ceased to own any Class B Common Stock of the Issuer.

Reporting Person	Date of Transaction	No. of shares of Class B Common Stock sold	Price per share
Onex Partners LP	8/24/17	9,002,138	$1.00
Onex US Principals LP	8/24/17	54,860	$1.00
Onex Real Estate Holdings III Inc.	8/24/17	2,700,793	$1.00

As of August 24, 2017, each Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 25, 2017

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Managing Director, General Counsel and Secretary

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Managing Director

ONEX US PRINCIPALS LP By: Onex American Holdings GP LLC, its General Partner

By:	/s/ Joshua Hausman
Name: Joshua Hausman
Title: Director

ONEX REAL ESTATE HOLDINGS III INC.

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President and Secretary

GERALD W. SCHWARTZ

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Attorney-in-fact for Gerald W. Schwartz, pursuant to a power of attorney incorporated herein by reference from the Schedule 13G/A with respect to Fly Leasing Limited filed by Mr. Schwartz and other reporting persons on April 3, 2017